Mail Stop 3561

June 14, 2006

Michael M. Ratner
Rizzo Inc.
14812 Calvert Street
Van Nuys, California 91411

> **Re:** **Defense Industries International, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on**
> **Form SB-2**
> **Filed June 8, 2006**
> **File No. 333-128011**
>
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed June 8, 2006**
> **File No. 0-30105**

Dear Mr. Ratner:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Form SB-2

1. Please update the financial statements and related disclosure pursuant to Item 310(g) of Regulation S-B.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

Exhibits 31.1 and 31.2

2. We note your response to comment 5 in our letter dated May 17, 2006 and reissue the comment. In this regard, paragraph 4(d) of the 302 certifications filed with the Form 10-KSB/A states "period covered by the annual report," instead of "during the small business issuer's most recent fiscal quarter."

******

As appropriate, please amend your registration statement and Form 10-KSB/A in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven J. Glusband, Esq.
       Fax: (212) 732-3232